Exhibit 12.1

	As of and for Year Ended December 31, (in thousands)					As of and for the Three Months Ended March 31, (in thousands)
	2001	2002	2003	2004	2005	2005	2006
Earnings:
Income (loss) before income taxes, equity earnings (losses) of investments and minority interest	$(45)	$4,745	$2,631	$3,891	$(4,322)	$1,098	$5,081
Add: Fixed charges	4,831	18,703	20,327	20,468	23,373	5,482	6,159
Add: Amortization of capitalized interest	59	59	62	65	67	16	16
Add: Distributions from equity investees	6,208	126
Less: Interest capitalized			(140)	(110)	(106)	(4)

Total Earnings	$11,053	$23,633	$22,880	$24,314	$19,012	$6,592	$11,256

Fixed Charges:
Interest expense	$4,230	$18,300	$19,645	$19,705	$22,404	$5,263	$5,891
Interest capitalized			140	110	106	4
Amortization of capitalized expenses related to indebtedness	4
Estimated interest on rental expense	597	403	542	653	863	215	264

Total Fixed Charges	$4,831	$18,703	$20,327	$20,468	$23,373	$5,482	$6,155

Ratio of Earnings to Fixed Charges	2.29x	1.26x	1.13x	1.19x	0.81x	1.20x	1.83x